Filed Pursuant to Rule 253(g)(2)

Commission File No. 024-12375

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 9 DATED FEBRUARY 23, 2026

TO THE OFFERING CIRCULAR DATED AUGUST 27, 2025

This document (this “supplement”) supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated August 27, 2025 (as supplemented, the “Offering Circular”). Except as described herein, the Offering Circular remains unchanged and continues in full force and effect. The information in this supplement updates and supersedes any inconsistent information contained in the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Explanatory Note

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation—Acquisitions”:

Sherwood Oaks Apartments – Riverview, Florida

As previously disclosed, on November 30, 2021, we made a $4,200,000 joint-venture limited partnership equity investment (the “Sherwood Equity Investment”) in an entity that owns Sherwood Oaks Apartments, a 199-unit, Class B apartment community in Riverview, Florida (“Sherwood Oaks”). In connection with the Sherwood Equity Investment, the entity obtained a $27,750,000 loan from an unaffiliated lender (the “Sherwood Loan”).

Also as previously disclosed, on December 1, 2024, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan and, on January 31, 2025, entered into a loan modification and extension to the Sherwood Loan to, among other things, extend the maturity date to September 1, 2025. Concurrent with the loan modification, we issued a promissory note in the aggregate principal amount of up to $2,400,000, of which $2,120,000 was funded in January 2025. The remaining $280,000 was not advanced.

Also as previously disclosed, on September 2, 2025, Sherwood Oaks entered into maturity default under the terms of the Sherwood Loan.

On February 12, 2026, the lender delivered written notice to Sherwood Oaks initiating the process to effectuate a deed in lieu of foreclosure pursuant to the terms of the Sherwood Loan. If consummated, Sherwood Oaks would be transferred to the lender in satisfaction of the outstanding indebtedness. The entity’s manager is currently working with the lender on a resolution. Based on current circumstances, we anticipate the Sherwood Equity Investment, inclusive of the related promissory note, will not return any equity to the REIT. The estimated reduction in value of this investment has been reflected in the REIT’s net asset value (“NAV”), and we do not currently expect any material additional impact on NAV. There can be no guarantee the lender will consent to any proposed resolution on acceptable terms or at all.